UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	14 May 2019
Release Number	11/19

BHP CEO speaks at Bank of America Merrill Lynch Global Metals, Mining and Steel Conference

BHP Chief Executive Officer, Andrew Mackenzie, today said BHP’s focus remains clear: to maximise cash flow, maintain capital discipline and increase value and returns.

Speaking at the Bank of America Merrill Lynch Global Metals, Mining and Steel Conference in Barcelona, Mr Mackenzie, said BHP’s strategy provides the framework to make the most of our portfolio while developing options to secure future success.

Since the beginning of 2016, BHP has strengthened its balance sheet through a US$16 billion reduction in net debt, reinvested US$20 billion in the business and returned more than US$25 billion to shareholders.

“We have increased volumes, reduced costs, and kept our people safer at work. These actions lifted return on capital by around 50 per cent,” Mr Mackenzie said. “These are strong outcomes. There is still substantial opportunity to maximise the value of existing assets to release latent capacity and improve performance.

“We have shaped our portfolio around commodities with attractive fundamentals and we hold exploration licences and development options in the world’s premier copper, oil and potash basins.

“Developments such as climate change and dramatic shifts in technology present both challenges and opportunities. To make sure that we secure the future prosperity of our Company, we constantly test our current assets and future options against many divergent scenarios for how the world will look well into the future. Decarbonisation, the electrification of transport, the future of work and food security are examples of strategic themes that we monitor.

“For example, Nickel West, which we will now retain in the portfolio, offers high-return potential as a future growth option, linked to the expected growth in battery markets and the relative scarcity of quality nickel sulphide supply.

1

“While nobody can predict what will happen with absolute precision, I am confident BHP’s portfolio can thrive under almost all plausible outcomes in this changing world.”

Mr Mackenzie said BHP was well placed in the short, medium and longer term with strict financial discipline and a transparent and consistent approach to capital allocation.

“Our institutionalised capital allocation framework transparently directs cash to its best use, be that development opportunities, the balance sheet, or returns to shareholders. We have a resilient portfolio, a transformation agenda and a suite of options and ideas to create future value at the right time. We have demonstrated this is the right formula for our shareholders.

“Regardless of how the world evolves, BHP is set up for a strong future.”

An audio-webcast of the presentation will be made available at: https://edge.media-server.com/m6/p/d2ky883h

Further information on BHP can be found at: bhp.com

2

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

Follow us on social media

3

Our strategy
delivers value
and returns
Andrew Mackenzie
Chief Executive Officer
14 May 2019
Western Australia Iron Ore

Disclaimer

Forward-looking statements

This presentation contains forward-looking statements, including statements which may include: trends in commodity prices and currency exchange rates; demand for commodities; plans; strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; productivity gains; cost reductions; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology such as 'intend', 'aim', 'project', 'anticipate', 'estimate', 'plan', 'believe', 'expect', 'may', 'should', 'will', 'continue', 'annualised' or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP's filings with the US Securities and Exchange Commission (the 'SEC') (including in Annual Reports on Form 20-F) which are available on the SEC's website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Non-IFRS and other financial information

BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.

Presentation of data

Unless specified otherwise: value represents BHP share of risked discounted cash flows at consensus prices; copper equivalent production based on 2018 financial year average realised prices (as published in BHP's Results for the year ended 30 June 2018 on 21 August 2018); data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations are presented reflecting BHP's share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. References to disciplined supply refer to lower levels of investment across the industry. All footnote content contained on slide 24.

No offer of securities

Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.

BHP and its subsidiaries

In this presentation, the terms 'BHP', 'Group', 'BHP Group', 'we', 'us', 'our' and 'ourselves' are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 'Related undertaking of the Group' in section 5.2 of BHP's Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated.

Global Metals, Mining and Steel Conference
14 May 2019
2
BHP

BHP's investment proposition

We have the assets, options, capabilities and discipline to sustainably grow long-term shareholder value and returns

Maximise cash flow

Low-cost producer
efficiency, technology, culture

Volume growth
productivity, project delivery

Constructive outlook
for our commodities,
solid demand, disciplined supply

Capital discipline

US$10-15 bn net debt
range to be maintained

<US$8 bn capex
per annum to FY20

Organic opportunities
rich option set across commodities
and time periods

Value and returns

ROCE to ~20%
by FY22 (at FY17 prices)[1]

Optimised portfolio
post Onshore US divestment

Shareholder returns
>US$25 bn returned
since 1 January 2016

Note: Disciplined supply: reflects lower levels of investment across the industry. Net debt range and ROCE: do not consider impact of IFRS 16 Leases which is still being assessed. Shareholder returns: includes dividends determined since 1 January 2016 and Onshore US proceeds.

Global Metals, Mining and Steel Conference
14 May 2019
3
BHP

Our strategy to maximise value and returns
14 May 2019
Global Metals, Mining and Steel Conference
Assets
that are resilient through
the cycle, have embedded growth
options and match our
capabilities
Best
culture and
capabilities
Best
commodities
Best
assets
Commodities
with high economic
rent potential that match our
capabilities
Culture
and capabilities
that
enable
the
execution of our business strategy
Value and
returns
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success
We aspire to have industry
-
leading capabilities applied to a portfolio of world
-
class assets in the most attractive commodities
4

•
Build long
-
term societal value through deep and authentic
relationships with local, regional and global stakeholders

•
Collaborate and advocate to effectively address challenges,
and pursue opportunities, of importance to our communities

•
Place a high value on the long
-
term needs of society and
the environment
–
Carbon Capture Storage
–
Water stewardship
–
Indigenous peoples advocacy

•
Approach is grounded in risk management

•
Protect our
licence
to operate
by m
eeting
commitments to
our workforce, partners, communities and governments
–
Health and safety
–
Scope 1 and 2 emissions reductions
–
Water permits
–
Native title agreements
–
Social investment of 1% of
pre
-
tax
profits per annum
2
Social
licence
Manage risk
Social value
Create opportunity
Social value secures our strategy
14 May 2019
5
Global Metals, Mining and Steel Conference
Drives transformation and the shift from social ‘licence’ to ‘value’
Secures access to capital, resources, markets and talent
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success

Balance sheet strength and capital allocation are critical
Maximise value and returns
>
US$25 billion
cash returns to shareholders announced since 1 January 2016
Buy
-
backs
Acquisitions/
divestments
Debt
reduction
Organic
development
Operating
productivity
Capital
productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash flow
Additional
dividends
14 May 2019
Global Metals, Mining and Steel Conference
Our Capital Allocation Framework is transparent and embeds discipline
6
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success

We navigate future uncertainty through scenario analysis
Maximise the value of our existing assets and optimise our portfolio to meet the evolving needs of markets
14 May 2019
Global Metals, Mining and Steel Conference
Value
-
conversion,
de
-
risking
and
exercising
options
Competitive
portfolio of
options and
assets
Hypothesis
testing
Competitive
advantage
assessment
Present
portfolio
Future
portfolio
Culture and
capabilities
Assets
Examples of
strategic themes
Drivers of
competitive
advantage
New
commodity
entries
Asset
acquisitions/
disposals
Development
of core
strategic
capabilities
Commodities
7
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success
Electrification
of transport
Biosphere: water
stewardship and
food
(in)security
Decarbonisation
of
stationary power
Licence to operate
Circular economy

Transformation
0
5
10
15
20
FY16
FY17
FY18
FY19e
FY17 average realised prices
Actual/forecast
Our plans have delivered
14 May 2019
Global Metals, Mining and Steel Conference
Returns
(ROCE
1
excluding Onshore US
, nominal %)
~5% unit cost reduction
3
across our portfolio
Cost
efficiencies
Technology
Latent
capacity
Remote
Operations
Centre replication ongoing with
Santiago CIO online early
-
FY20; innovation mine at
Eastern Ridge established to prove technologies
10 of 13 successful petroleum exploration and
appraisal wells
7
; Oak Dam
discovery
; Trion interest,
SolGold stake and Orphan Basin licences acquired
Exploration
4 projects completed and 3 projects underway
4
,
with average returns
5
of >60%
Future
options
4 projects completed and 3 projects underway
6
, in
favoured commodities (copper and oil)
Our actions deliver a ~50% uplift in ROCE
1
from FY16 to FY19e
Clean, timely exit completed for US$10.8 billion,
with net proceeds returned to shareholders
Onshore US
8
Note: CIO
–
Copper Integrated Operations.
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success

Our strategic framework | Maximise the value of our existing portfolio | Secure our future success

Maximise the value of our present portfolio

Petroleum

- Brownfield and major projects support average annual production of ~110 MMboe in medium term (decline of ~1.5% p.a.)
- Advanced seismic imaging and ocean bottom node surveys to expand existing fields and unlock potential future opportunities
  - West Barracouta: FY21 first gas, with FY23 peak
  - Atlantis Phase 3: FY21 first oil, with FY24 peak
  - Mad Dog Phase 2: FY22 first oil, with FY23 peak

Escondida

- Remote Operations Centre to unlock bottlenecks and support throughput target of ~375 ktpd
- Pilot rollout of autonomous trucks and drills to deliver further load and haul efficiencies
- Three concentrator strategy to underpin production of ~1.2 Mtpa in medium term; unit costs flat despite higher power and water costs

Volume
(Petroleum production, MMboe)


140
120
100
120
113-
118
~110
average
Higher volumes
longer term
assuming risked
exploration success
FY18
FY19e
Medium
term

Cost
(Petroleum unit costs, US$/boe)


15
10
5
10
<11
<13
Field decline in
the medium term
FY18
FY19e
Medium
term[8]

Volume
(Escondida production, Mt)


1.30
1.15
1.00
1.21
1.12-1.18
~1.20
average
FY18
FY19e
Medium
term

Cost
(Escondida unit costs, US$/lb)


1.50
1.00
0.50
1.07
Lower grades
<1.15
Higher power
and water costs
<1.15
FY18
FY19e
Medium
term[8]

Note: Petroleum volume and cost guidance includes projects which are yet to be sanctioned, including Ruby where we expect an investment decision in CY19. Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Escondida unit costs expected to be impacted by lower by-product credits (compared to FY19) in the short term.

Global Metals, Mining and Steel Conference
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9
BHP

Our strategic framework | Maximise the value of our existing portfolio | Secure our future success

Maximise the value of our present portfolio

Western Australia Iron Ore

- Phased roll-out of autonomous haul trucks to replicate improvement in haulage costs seen at Jimblebar
- Utilising moving block technology reduces distance between trains, increasing rail capacity
- South Flank mine increases average product quality from CY21
  – higher price realisations offset higher costs (relative to Yandi)

Queensland Coal

- Improved equipment productivity through increased availability and utilisation; reduced turnover and improved labour performance through BHP Operations Services
- Reversion down to long-term strip ratio[9] of ~11:1 bcm (24:1 tonnes)
- Blending optimisation across sites to improve yield
- Significant growth optionality at Blackwater

Volume
(WAIO production, Mt)


300
280
260
275
265-270
290
FY18
FY19e
Medium term

Cost
(WAIO unit costs, US$/t)


18
14
10
Derailment and weather impacts
Improved productivity and higher volumes
14
<15
<13
FY18
FY19e
Medium term8

Volume
(Queensland Coal production, Mt)


58
49
40
43
43-46
49-54
FY18
FY19e
Medium term

Cost
(Queensland Coal unit costs, US$/t)


85
70
55
Higher strip ratio
Improved productivity and higher volumes
68
68-72
57-64
FY18
FY19e
Medium term8

Note: Phased roll-out of autonomous haul trucks remains subject to Board approval.

Global Metals, Mining and Steel Conference
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BHP

Transformation
Transforming BHP
14 May 2019
Global Metals, Mining and Steel Conference
The world is undergoing significant change… we will be bolder and adapt faster to take advantage of this
Innovative solutions for
operations

•
Address sustainability
challenges (e.g. carbon
capture, water, tailings)
Shared social and environmental value

•
Strategic partnerships for mutual benefit
World Class Functions

•
Reduce bureaucracy,
fewer silos

•
30% reduction in
overhead costs
10
Enhancing our access to
capability

•
Flexible partnerships
to access talent

•
Technical and
engineering excellence
Value Chain Automation

•
Automating equipment

•
Decision automation

•
Automation of processes
Centres of Excellence

•
Centrally defined global
best practice

•
Equipment consistently
to exceed benchmark
BHP Operating System

•
Front
-
line
-
led continuous
improvement

•
Deployed across seven
locations by end
-
FY19
Current programs
Outcomes
Quantum shift in
safety, performance
and value
Continued increase
in productivity
Operational stability
Flexibility to rapidly
capture opportunities
Strategic and innovative
partnerships
Ways of work
Culture and capabilities
11
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success

Our strategic framework | Maximise the value of our existing portfolio | Secure our future success

Options provide ability to meet evolving market needs

Diversified across commodities, geographies and time periods


Jansen Stage 1[e]
Jansen Stage 2-4[b]
Canada[a]
Orphan Basin exploration[a]
Resolution[c]
Mad Dog northwest water injection[c]
Wildling[a]
Samurai[a]
Western GOM[a]
Atlantis Phase 4[b]
Trion[a]
Ruby[e]
Northern T&T[a]
Southern T&T[a]
Trinidad Oil[a]
Ecuador[a]
Spence materials reprocessing[c]
Spence in-pit crusher & conveyor[b]
Escondida materials reprocessing[b]
Escondida debottlenecking[f]
Scarborough[d]
WAIO to 290 Mtpa[f]
Nickel West expansion[c]
Nickel West exploration[a]
OD BFX[d]
OD ODEP[b]
Oak Dam[a]
Blackwater[f]
Wards Well[c]
South Walker Creek[c]
Petroleum
Copper
Iron ore
Coal
Potash
Nickel

Note: Only selection of opportunities shown on map. BFX – Brownfield Expansion; GOM – Gulf of Mexico; ODEP – Olympic Dam Expansion Project; T&T – Trinidad and Tobago.
a. Exploration; b. Pre-concept study phase; c. Concept study phase; d. Pre-feasibility study phase; e. Feasibility study phase; f. Latent capacity.

Global Metals, Mining and Steel Conference
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BHP

Comprehensive approach to evaluate and rank opportunities based on returns, risk and optionality
Lower risk
Higher risk
Higher
return
Lower
return
South Flank
(Iron ore)
Atlantis Phase 3
(Petroleum)
Mad Dog Phase 2
(Petroleum)
Jansen Stage 1
(Potash)
Scarborough
(Petroleum)
Resolution
(Copper)
Wards Well
(Metallurgical coal)
Orphan Basin
exploration
(Petroleum)
Ecuador and South
Australia exploration
(Copper)
Trion appraisal
(Petroleum)
Spence Growth Option
(Copper)
Optionality
In execution
14 May 2019
Global Metals, Mining and Steel Conference
Nickel West
expansion
(Nickel)
Spence Materials
Reprocessing
(Copper)
Olympic Dam
Expansion Project
(Copper)
Autonomous Haulage
Australia
(Minerals Australia)
South Walker Creek
(Metallurgical coal)
13
Broad suite of attractive opportunities
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success
Note: Olympic Dam Expansion Project refers to heap leach technology development option.

Value and returns are at the centre of everything we do
14 May 2019
Global Metals, Mining and Steel Conference

•
>10% unit cost reductions
11
at bulk operations

•
Escondida unit costs flat in medium term,
despite higher
power and water costs

•
Petroleum unit costs reflect field decline

•
~2% p.a. volume growth
12
over medium term
Transformation

•
Petroleum wells continually de
-
risked with
meaningful production expected mid
-
2020s

•
Actively growing our copper exploration
prospects

•
Unrisked
value of up to US$15 bn
15
Exploration
Future
options

•
~17%
returns
from our
longer
-
term
opportunities
13

•
Unrisked value of ~US$14
bn
spanning
commodities and time periods
13
Our plans
deliver
ROCE
1
of
~20%
in FY22 (at
FY17 prices) and further improvement in value
14
0
25
50
75
100
Transformation
Future options
Exploration
Value
(% contribution to risked value uplift
14
)
0
5
10
15
20
FY16
FY17
FY18
FY19e
FY22e
(consensus
prices)
FY22e
(FY17
prices)
Returns
(ROCE
1
excluding Onshore US
, nominal %)
World Class Functions
BHP Operating System
Value Chain Automation
Latent capacity
Note: Volume growth i
ncludes
production from future options which remain subject to Board approval.
Our strategic framework
Maximise the value of our existing portfolio
Secure our future success

BHP's investment proposition

We have the assets, options, capabilities and discipline to sustainably grow long-term shareholder value and returns

Maximise cash flow	Capital discipline	Value and returns
Low-cost producer efficiency, technology, culture	**US$10-15 bn net debt** range to be maintained	**ROCE to ~20%** by FY22 (at FY17 prices)[1]
Volume growth productivity, project delivery	**<US$8 bn capex** per annum to FY20	**Optimised portfolio** post Onshore US divestment
Constructive outlook for our commodities, solid demand, disciplined supply	**Organic opportunities** rich option set across commodities and time periods	**Shareholder returns** >US$25 bn returned since 1 January 2016

Note: Disciplined supply: reflects lower levels of investment across the industry. Net debt range and ROCE: do not consider impact of IFRS 16 Leases which is still being assessed. Shareholder returns: includes dividends determined since 1 January 2016 and Onshore US proceeds.

Global Metals, Mining and Steel Conference
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BHP

Bhp

Appendix

Transformation – delivers significant value

Increase in productivity, reduction in costs and application of technology

Initiatives	Value[13]	Timing[16]	Capex over 5-years (US$m)	Description
WAIO		~5 years	<800	- BHP Operating System: piloted at Port Hedland and Perth Repair Centre - Value Chain Automation: focused on haulage, shiploaders, rail, integrated mine platforms and decision systems - Latent capacity: supply chain debottlenecking initiatives at the port and rail to increase production sustainably to 290 Mtpa
Queensland Coal		~5 years	~1,000	- BHP Operating System: piloted at Peak Downs and Caval Ridge - Value Chain Automation: focused on haulage, integrated mine platforms and decision systems - Latent capacity: focused on pre-strip productivity through equipment availability (including better maintenance strategies), utilisation and rate
Olympic Dam		~10 years	<300	- BHP Operating System: piloted at Olympic Dam surface operations - Value Chain Automation: replicate Integrated Remote Operations Centre - Latent capacity: continued development into the Southern Mine Area to access higher grade ore and refinery debottlenecking
Escondida		Various	<200	- BHP Operating System: piloted at Escondida concentrators - Value Chain Automation: focused on haulage and precision mining - Latent capacity: debottlenecking and extending infrastructure life
Spence		Various	<200	- BHP Operating System: piloted at leaching operations - Value Chain Automation: focused on haulage, drills and precision mining - Latent capacity: reprocessing of ripios dumped since the beginning of operations
World Class Functions		<5 years	~300	- Increased focus on the most important activities and cross-functional ways of working to drive world-class performance across culture, effectiveness and efficiency
Aggregate			**~US$3 bn**	**Potential aggregate NPV[13] in the tens of billions of dollars**

- BHP Operating System
- Value Chain Automation
- Latent Capacity

Global Metals, Mining and Steel Conference
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18

BHP

Future options – worked for value, timed for returns

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Options	Description	Potential execution timing	Capex (US$m)	Tollgate	IRR[13]	Risk[17] (1-5)	Investment considerations	
Ruby Petroleum	Tie back into existing processing facilities in Trinidad & Tobago	<1 year	>250	Feasibility	>15	••	- Similar scope to existing tie backs - Utilisation of existing facility capacity	- Early life sensitivity to oil price
Mad Dog northwest water injection Petroleum	Incremental production of existing A-Spar production wells in Mad Dog field	<5 years	>250	Pre-feasibility	*	Non Operated	- Resilient to price - Low risk, robust economics	- Non-operated JV
Scarborough Petroleum	Tie back development to existing LNG facility	<5 years	<2,000	Pre-feasibility	*	Non Operated	- Tier 1 resource - Ability to process through existing infrastructure	- Oversupply of LNG driving low price market environment - Remote field location, deep water, severe metocean conditions
Olympic Dam BFX[18] Copper	Development into the Southern Mine Area, debottlenecking of existing surface infrastructure to increase production capacity to 240-300 ktpa	<5 years	Up to ~2,500	Pre-feasibility	12-25	••	- Access to additional resource in Southern Mine Area - Accelerated additional production	- Continued resource definition - Power network instability
Resolution Copper	Underground block cave with attractive grade profile and competitive cost curve position	>5 years	<3,000	Concept	~15	Non Operated	- High copper grades - Resilient to price	- Non-operated JV - Technical risk due to caving at the resource depth and tailings options - Permitting requirements
Jansen Stage 1[19] Potash	Tier 1 resource with potential initial capacity of 4.3-4.5 Mtpa, with valuable expansion optionality	<5 years	5,300-5,700	Feasibility	14-15	•••	- Tier 1 resource, stable jurisdiction - Operating costs of ~US$100/t (FOB Vancouver, excluding royalties) - Unrivalled position of land	- Risk of market oversupply - New commodity entry - Sensitive to price - High capital cost and long payback
Jansen Stage 2-4[19] Potash	Sequenced brownfield expansions of up to 12 Mtpa (4 Mtpa per stage)	>15 years	~4,000 per stage	Opportunity assessment	~20	••	- Long term growth optionality and value generation - Adds diversification to BHP's portfolio	- Risk of market oversupply - Complexities from project size - Significant capital requirement - Further de-risking required
Aggregate					**~17**		**Aggregate unrisked value[13] of ~US$14 billion spanning commodities and time periods**	

Note: * Mad Dog northwest water injection and Scarborough IRRs under review with joint venture partners.

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Exploration – extending our conventional reserve life

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Options	Location	Ownership	Maturity	Earliest first production	Description	Planned future activity
Trion Petroleum	Mexico - Gulf of Mexico	60% Operator	Appraisal	Mid 2020s	Large oil discovery in the Mexican deepwater Gulf of Mexico.	Additional appraisal well approved; expected to spud in December 2019 half
Wildling Petroleum	US - Gulf of Mexico	80+% Operator	Appraisal	Mid 2020s	Large oil resource across multiple horizons near operated infrastructure in US Gulf of Mexico	Complete appraisal to optimise development plan
Samurai Petroleum	US - Gulf of Mexico	50%	Appraisal	Early 2020s	Oil discovery in the Wildling mini basin	Operator has commenced pre-FEED activities following Samurai-2 discovery in 2018
Northern Gas Petroleum	Trinidad and Tobago	70% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Currently drilling to test exploration prospects following the recent Bongos-2 success and Bele-1 encountered hydrocarbons
Magellan Southern Gas Petroleum	Trinidad and Tobago	65% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Rig completed 2 well exploration program in October 2018; incorporating results
Western GOM Petroleum	US - Gulf of Mexico	100% Operator	Frontier	Early 2030s	Acquired a significant acreage position in Western Gulf of Mexico	Completed acquisition of Ocean Bottom Node seismic survey[20]; process & analyse seismic and incorporate into ongoing analysis
Trinidad Oil Petroleum	Trinidad and Tobago	65-70% Operator	Frontier	Late 2020s	Potential oil play in deepwater Trinidad	Geologic analysis ongoing
Orphan Basin Petroleum	Canada	100% Operator	Frontier	Early 2030s	Recent bid success for blocks with large oil resource potential in the offshore Orphan Basin in Eastern Canada	Geologic analysis ongoing

Multi-billion barrel equivalent risked potential; unrisked NPV of up to US$15 billion[15]

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BHP guidance

Group	FY19e	
Capital and exploration expenditure (US$bn)	<8.0	Cash basis. FY20e: <US$8 billion.
Including:		
Maintenance	2.1	Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks and meet compliance requirements. Also includes capitalised deferred stripping (FY19e: US$1.0 billion).
Improvement	2.2	Includes North West Shelf Greater Western Flank-B, Conventional Petroleum infill drilling, South Flank and transformation initiatives.
Latent capacity	0.6	Includes EWSE, Caval Ridge Southern Circuit, Olympic Dam SMA, WAIO to 290 Mtpa and West Barracouta.
Major growth	1.8	Includes Spence Growth Option, Mad Dog Phase 2, Jansen and Atlantis Phase 3.
Exploration	0.9	Includes US$750 million Petroleum and ~US$70 million Copper exploration programs.
Onshore US	0.4	Includes expenditure to the end of October 2018 to operate five rigs in Onshore US.

Conventional Petroleum	FY19e	Medium term	
Petroleum production (MMboe)	113 – 118	~110	FY19 volumes expected to be top end of the range. Decline of ~1.5% p.a. over medium term includes projects yet to be sanctioned.
Capital expenditure (US$m)	730		(see project table below)
Exploration expenditure (US$m)	750		Focused on Mexico, the Gulf of Mexico and the Caribbean.
Unit cost (US$/boe)	<11	<13	Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rates of AUD/USD 0.75.

	Sanctioned	Capex (BHP share)	First production	Production (100% basis at peak)
Mad Dog Phase 2	February 2017	US$2.2 bn	FY22	140,000 boe/d
West Barracouta	December 2018	~US$120 m	FY21	104 MMscf/d
Atlantis Phase 3	February 2019	~US$700 m	FY21	38,000 boe/d
Ruby	Decision in CY19	~US$330 m	FY22	16,000 bopd (oil) and 80 MMscf/d (gas)

Note: All guidance is in nominal terms.

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BHP guidance (continued)

Copper	FY19e	Medium term	
Copper production (kt)	1,645 – 1,740		Escondida: 1.12 – 1.18 Mt; Olympic Dam: 170 – 180 kt; Spence: 160 – 175 kt; Cerro Colorado: 60 – 70 kt; Antamina: 135 kt (zinc 35kt).
Capital and exploration expenditure (US$bn)	2.9		Includes US$70 million exploration expenditure.

	Sanctioned	Capex (BHP share)	First production	Production (100% basis)
EWSE	March 2018	US$308 m	FY20	1,300 l/s of water
Spence Growth Option	August 2017	US$2.46 bn	FY21	~185 ktpa of copper (over first 10 years)

Escondida			
Copper production (Mt, 100% basis)	1.12 – 1.18	~1.20	FY19 volumes expected to be towards lower end of range.
Unit cash costs (US$/lb)	<1.15	<1.15	Excludes freight and treatment and refining charges; net of by-product credits; includes costs to settle labour negotiations; based on an exchange rate of USD/CLP 663. Unit costs expected to be impacted by lower by-product credits (compared to FY19) in the short term. Medium term units costs flat despite higher water and power costs.

Iron Ore	FY19e	Medium term	
Iron ore production (Mt)	235 – 239		Excludes production from Samarco.
Capital and exploration expenditure (US$bn)	1.8		

	Sanctioned	Capex (BHP share)	First production	Production (100% basis)
South Flank	June 2018	US$3.1 bn	CY21	80 Mtpa sustaining mine

Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	265 – 270	290	
Unit cash costs (US$/t)	<15	<13	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)		4	Medium term average; +/- 50% in any given year. Includes South Flank; excludes costs associated with Value Chain Automation.

Note: All guidance is in nominal terms.

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BHP guidance (continued)
23
Coal
FY19e
Medium
term
Metallurgical coal
production (Mt)
43
–
46
49
–
54
Energy coal
p
roduction (Mt)
28
–
29
NSWEC:
18
–
19 Mt
;
Cerrejón
: 10 Mt.
Capital and exploration expenditure (US$bn)
0.6
Queensland Coal
Production (Mt, 100% basis)
75
–
81
FY19 volumes expected to be towards lower end of range.
Unit cash costs (US$/t)
68
–
72
57
–
64
Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)
8
Medium term average
; +/
-
50% in any given year.
Other
FY19e
Other capex (
US$bn
)
1.2
Includes Nickel West and
Jansen. FY19 also includes
US$0.4 billion for Onshore US.
Including: Jansen current scope (US$bn)
~0.2
US$2.7 billion; completion in early 2021
.
14 May 2019
Global Metals, Mining and Steel Conference
Note: All guidance is in nominal terms.

Footnotes

1. Slides 3,8,14,15: ROCE: Represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Capital employed is net assets before net debt. Presentation of future Return on Capital Employed (ROCE) does not constitute guidance and represents outcomes based on differing price and other scenarios; does not consider impact of IFRS 16 Leases which is still being assessed.
2. Slide 5: Social investment: Our voluntary social investment is calculated as 1% of the average of the previous three years' pre-tax profit.
3. Slide 8: Unit cost: Represents weighted average change in unit costs for Conventional Petroleum, Escondida, Western Australia Iron Ore and Queensland Coal between FY16 and FY19e.
4. Slide 8: Latent capacity projects completed: Spence Recovery Optimisation (Copper), Los Colorado Extension (Copper), Caval Ridge Southern Circuit (Coal) and Southern Mine Area (Copper). Latent capacity projects underway: WAIO 290 Mtpa (Iron Ore), Escondida Water Supply Extension (Copper) and West Barracouta (Petroleum).
5. Slide 8: Average returns: Returns as presented in prior Bank of America Merrill Lynch Conference presentations.
6. Slide 8: Future options completed: Greater Western Flank A (Petroleum), Longford Gas Conditioning Plant (Petroleum), Escondida Water Supply (Copper) and Greater Western Flank B (Petroleum). Future options underway: Mad Dog Phase 2 (Petroleum), Spence Growth Option (Copper) and Atlantis Phase 3 (Petroleum).
7. Slide 8: A successful well is an exploratory or extension well that is not a dry well or met its exploration or appraisal objective. Successful wells include wells in which hydrocarbons were encountered and the drilling or completion of which has been suspended pending further drilling. Excludes wells that had mechanical issues (Burrokeet-1 and Wildling-1 in FY17 and Bongos-1 in FY19) where the opportunities were tested by a subsequent well. Successful wells: Shenzi North-2, Ruby-3, LeClerc-1, Caicos-1, Wildling-2, Samurai-2, Victoria-1, Bongos-2, Trion-2DEL and Bélé-1. Unsuccessful wells: Burrokeet-2, Scimitar and Concepcion-1.
8. Slides 9,10: Medium-term unit cost guidance: Based on an exchange rate of AUD/USD 0.75 and USD/CLP 663. Unit costs are in nominal terms.
9. Slide 10: Strip ratio: Represents prime excluding rehandle (bcm) to product (tonnes).
10. Slide 11: Reduction in overhead costs: Represents potential reduction from FY18 in scope Global Function costs.
11. Slide 14: Represents unit cost reduction from FY19e to medium term.
12. Slide 14: Volume growth: Copper equivalent production based on FY18 average realised prices.
13. Slides 14,18,19: Returns (IRR) and value (NPV): Calculated at 2019 analyst consensus price forecasts (except Potash which are at CRU and Integer (Argus Media) price forecasts); ungeared, post-tax, nominal rates.
14. Slide 14: Risked value uplift: Represents total potential increase in base value from the addition of upside opportunities.
15. Slides 14,20: Petroleum exploration and appraisal NPV: Unrisked values at BHP long-term price forecasts.
16. Slide 18: Timing: Represents ramp-up to steady state.
17. Slide 19: Risk: Based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk.
18. Slide 19: Olympic Dam: IRR of 12-25% represents different development options of varying levels of certainty. The upper end of range relates to investment in a potential lower capital and production development towards BFX.
19. Slide 19: Jansen: Based on CRU and Integer (Argus Media) price assumptions (2025-2035 average mid-case: CRU US$325/t and Integer (Argus Media) US$342/t, rebased). Jansen Stage 1 IRR of 14-15% reflects capex range and excludes remaining funded investment of ~US$0.3 billion for completion of the shafts and installation of essential service infrastructure and utilities. Jansen Stages 2-4 capex is presented in real terms (July 2019) – those options would be brownfield and predominately require surface infrastructure, with shorter construction schedules and less risk than Stage 1. The execution of future stages would be subject to our review of supply and demand fundamentals and successful competition for capital under our Capital Allocation Framework. However, we expect that each subsequent expansion would be approved for development after the previous expansion had reached 3 to 4 years of full production. The existing shafts are capable of supporting production for Stages 2-4.
20. Slide 20: WGOM OBN 2018 Seismic Permit is OCS Permit T18-010.

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Bhp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: May 14, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary